

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Geoffrey Strong
Chief Executive Officer and Director
Spartan Energy Acquisition Corp.
9 West 57th Street, 43rd Floor
New York, New York 10019

> **Re: Spartan Energy Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 7, 2020**
> **File No. 001-38625**

Dear Mr. Strong:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Ramey Layne